                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   ----------

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934


                        Authentic Specialty Foods, Inc.
-------------------------------------------------------------------------------
                              (Name of the Issuer)


                    Common Stock, par value $1.00 per share
-------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  05266E 10 7
-------------------------------------------------------------------------------
                                 (CUSIP Number)


                              Charles H. Esserman
                             250 Montgomery Street
                            San Francisco, CA 94104
                                 (415) 398-2500
-------------------------------------------------------------------------------
                     (Name, Address and Telephone Number of
            Person Authorized to Receive Notices and Communications)


                               September 2, 1997
-------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box [ ].





                               Page 1 of 15 Pages
                            Exhibit Index on Page 14

CUSIP NO. 05266E 10 7                 13D                    Page 2 of 15 Pages



--------------------------------------------------------------------------------
 1    NAMES OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


      The Shansby Group (94-3053801)
--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a) [ ]
                                                                        (b) [X]

--------------------------------------------------------------------------------
 3    SEC USE ONLY



--------------------------------------------------------------------------------
 4    SOURCE OF FUNDS


      OO
--------------------------------------------------------------------------------
 5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                    [ ]


--------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION


      California
--------------------------------------------------------------------------------
                               7     SOLE VOTING POWER

          NUMBER OF
                                     0
           SHARES              -------------------------------------------------
                               8     SHARED VOTING POWER
        BENEFICIALLY

          OWNED BY                   537,928
                               ------------------------------------------------
            EACH               9     SOLE DISPOSITIVE POWER

          REPORTING
                                     0
           PERSON              ------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
            WITH

                                     537,928
-------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


      537,928
--------------------------------------------------------------------------------
12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                            [ ]


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


      7.5%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON


       PN
--------------------------------------------------------------------------------

CUSIP NO. 05266E 10 7                13D                     Page 3 of 15 Pages



--------------------------------------------------------------------------------
 1    NAMES OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      TSG International (98-0086893)
--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a) [ ]
                                                                        (b) [X]

--------------------------------------------------------------------------------
 3    SEC USE ONLY



--------------------------------------------------------------------------------
 4    SOURCE OF FUNDS


      OO
--------------------------------------------------------------------------------
 5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                    [ ]


--------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION


      Cayman Islands
--------------------------------------------------------------------------------
                               7     SOLE VOTING POWER

          NUMBER OF
                                     0
           SHARES              -------------------------------------------------
                               8     SHARED VOTING POWER
        BENEFICIALLY

          OWNED BY                   212,072
                               ------------------------------------------------
            EACH               9     SOLE DISPOSITIVE POWER

          REPORTING
                                     0
           PERSON              ------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
            WITH

                                     212,072
-------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


      212,072
--------------------------------------------------------------------------------
12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                            [ ]


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


      3.0%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON


      PN
--------------------------------------------------------------------------------

CUSIP NO. 05266E 10 7                 13D                    PAGE 4 OF 15 PAGES



--------------------------------------------------------------------------------
 1    NAMES OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      TSG PARTNERS (94-3053880)
--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a) [ ]
                                                                        (b) [X]

--------------------------------------------------------------------------------
 3    SEC USE ONLY



--------------------------------------------------------------------------------
 4    SOURCE OF FUNDS


      OO
--------------------------------------------------------------------------------
 5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                    [ ]


--------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION


      California
--------------------------------------------------------------------------------
                               7     SOLE VOTING POWER

          NUMBER OF
                                     0
           SHARES              -------------------------------------------------
                               8     SHARED VOTING POWER
        BENEFICIALLY

          OWNED BY                   750,000
                               ------------------------------------------------
            EACH               9     SOLE DISPOSITIVE POWER

          REPORTING
                                     0
           PERSON              ------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
            WITH

                                     750,000
-------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


      750,000
--------------------------------------------------------------------------------
12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES                                                                [ ]


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


      10.4%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*


      PN
--------------------------------------------------------------------------------

CUSIP NO. 05266E 10 7                  13D                    PAGE 5 OF 15 PAGES



--------------------------------------------------------------------------------
 1    NAMES OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      TSG2 L.P. (94-3196598)
--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a) [ ]
                                                                        (b) [X]

--------------------------------------------------------------------------------
 3    SEC USE ONLY



--------------------------------------------------------------------------------
 4    SOURCE OF FUNDS


      OO
--------------------------------------------------------------------------------
 5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                    [ ]


--------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION


      Delaware
--------------------------------------------------------------------------------
                               7     SOLE VOTING POWER

          NUMBER OF
                                     0
           SHARES              -------------------------------------------------
                               8     SHARED VOTING POWER
        BENEFICIALLY

          OWNED BY                   1,376,200
                               ------------------------------------------------
            EACH               9     SOLE DISPOSITIVE POWER

          REPORTING
                                     0
           PERSON              ------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
            WITH

                                     1,376,200
-------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


      1,376,200
--------------------------------------------------------------------------------
12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES                                                                [ ]


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


      19.2%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON


      PN
--------------------------------------------------------------------------------

CUSIP NO.  05266E 10 7                13D                    Page 6 of 15 Pages



--------------------------------------------------------------------------------
 1    NAMES OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      TSG2 Management, L.L.C. (94-3189078)
--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a) [ ]
                                                                        (b) [X]

--------------------------------------------------------------------------------
 3    SEC USE ONLY



--------------------------------------------------------------------------------
 4    SOURCE OF FUNDS


      OO
--------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                    [ ]


--------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION


      Delaware
--------------------------------------------------------------------------------
                               7     SOLE VOTING POWER

          NUMBER OF
                                     0
           SHARES              -------------------------------------------------
                               8     SHARED VOTING POWER
        BENEFICIALLY

          OWNED BY                   1,386,000
                               ------------------------------------------------
            EACH               9     SOLE DISPOSITIVE POWER

          REPORTING
                                     0
           PERSON              ------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
            WITH

                                     1,386,000
-------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


      1,386,000
--------------------------------------------------------------------------------
12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES                                                                 [ ]


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


      19.3%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON


      OO
--------------------------------------------------------------------------------

CUSIP NO. 05266E 10 7                 13D                    Page 7 of 15 Pages



--------------------------------------------------------------------------------
 1    NAMES OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      J. Gary Shansby
--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a) [ ]
                                                                        (b) [X]

--------------------------------------------------------------------------------
 3    SEC USE ONLY



--------------------------------------------------------------------------------
 4    SOURCE OF FUNDS


      OO
--------------------------------------------------------------------------------
 5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                    [ ]


--------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION


      United States of America
--------------------------------------------------------------------------------
                               7     SOLE VOTING POWER

          NUMBER OF
                                     0
           SHARES              -------------------------------------------------
                               8     SHARED VOTING POWER
        BENEFICIALLY

          OWNED BY                   2,136,000
                               ------------------------------------------------
            EACH               9     SOLE DISPOSITIVE POWER

          REPORTING
                                     0
           PERSON              ------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
            WITH

                                     2,136,000
-------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


      2,136,000
--------------------------------------------------------------------------------
12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES                                                                 [ ]


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


      29.7%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON


      IN
--------------------------------------------------------------------------------

CUSIP NO. 05266E 10 7                 13D                    Page 8 of 15 Pages



--------------------------------------------------------------------------------
 1    NAMES OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Charles H. Esserman
--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [ ]
                                                                        (b) [X]

--------------------------------------------------------------------------------
 3    SEC USE ONLY



--------------------------------------------------------------------------------
 4    SOURCE OF FUNDS


      OO
--------------------------------------------------------------------------------
 5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                    [ ]


--------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION


      United States of America
--------------------------------------------------------------------------------
                               7     SOLE VOTING POWER

          NUMBER OF
                                     0
           SHARES              -------------------------------------------------
                               8     SHARED VOTING POWER
        BENEFICIALLY

          OWNED BY                   2,136,000
                               ------------------------------------------------
            EACH               9     SOLE DISPOSITIVE POWER

          REPORTING
                                     0
           PERSON              ------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
            WITH

                                     2,136,000
-------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


      2,136,000
--------------------------------------------------------------------------------
12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES                                                                 [ ]


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


      29.7%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON


      IN
--------------------------------------------------------------------------------

CUSIP No. 05266E 10 7                  13D                   Page 9 of 15 Pages



ITEM 1.  SECURITY AND ISSUER.

         This statement relates to the Common Stock, par value $1.00 per share (the "Common Stock"), of Authentic Specialty Foods, Inc., a Texas corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 1313 Avenue R, Grand Prairie, Texas 75050.

ITEM 2.  IDENTITY AND BACKGROUND.

         This statement is filed by The Shansby Group ("The Shansby Group"), TSG International ("TSGI"), TSG Partners ("TSG Partners"), TSG2 L.P. ("TSG2"), TSG2 Management, L.L.C. ("TSG2 Management"), J. Gary Shansby ("Mr. Shansby") and Charles H. Esserman ("Mr. Esserman") (hereinafter, the "Reporting Persons"). The Shansby Group, a California limited partnership, is a buyout firm that specializes in the acquisition of branded consumer products companies. The general partner of The Shansby Group is TSG Partners, a California limited partnership. TSG Partners' principal business is serving as the general partner of both The Shansby Group and TSGI. The general partners of TSG Partners are Mr. Shansby and Mr. Esserman. Mr. Shansby's principal occupation is serving as a general partner of TSG Partners and as a managing member of TSG2 Management. He also serves as a director of the Issuer. Mr. Shansby is a citizen of the United States of America. Mr. Esserman's principal occupation is serving as a general partner of TSG Partners and as a managing member of TSG2 Management. He also serves as a director, a vice president and the secretary of the Issuer. Mr. Esserman is a citizen of the United States of America.

         TSGI, a Cayman Islands limited partnership, is a buyout firm that specializes in the acquisition of branded consumer products companies. The general partner of TSGI is TSG Partners, and the general partners of TSG Partners are Mr. Shansby and Mr. Esserman.

         TSG2, a Delaware limited partnership, is a buyout firm that specializes in the acquisition of branded consumer products companies. The general partner of TSG2 is TSG2 Management, a Delaware limited liability company. TSG2 Management's principal business is serving as the general partner of TSG2. The managing members of TSG2 Management are Mr. Shansby and Mr. Esserman.

         The principal office of The Shansby Group, TSGI, TSG2, TSG2 Management, TSG Partners, Mr. Shansby and Mr. Esserman is located at 250 Montgomery Street, Suite 1100, San Francisco, CA 94104.

         During the past five years, none of The Shansby Group, TSGI, TSG2 Management, TSG2, TSG Partners, Mr. Esserman or Mr. Shansby have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). None of The Shansby Group, TSGI, TSG2 Management, TSG2, TSG Partners, Mr. Esserman or Mr. Shansby are currently, or during the last five years have been, party to a civil proceeding of a judicial or administrative body of competent jurisdiction, resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violations with respect to such law.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The Shansby Group and TSGI acquired their shares of Common Stock when they acquired substantially all of the shares of the Issuer in March 1992. Their shares were acquired with capital contributions from their partners in the amount of $1,250,000 cash and a promissory note payable to the former owners of the Issuer in the aggregate principal amount of $1,000,000 (the "Note"). The Note originally bore interest at 8.0% per annum. It was refinanced in March 1997 and the interest was increased to 10.50% per annum. The Note was secured by a second lien on the Issuer's equipment, inventory, accounts receivable and general intangibles. The Note was repaid with a portion of the net proceeds from the Issuer's initial public offering, which was consummated on September 2, 1997 (the "Initial Public Offering"). In connection with the Initial Public Offering,565,542 of The Shansby Group's shares of Common Stock and 222,958 of TSGI's shares of Common Stock were repurchased by the Issuer, leaving The Shansby Group with 537,928 shares of Common Stock and TSGI with 212,072 shares of Common Stock.

         TSG2 and TSG2 Management acquired 1,376,200 and 9,800 shares of Common Stock, respectively, simultaneously with the Initial Public Offering in exchange for their interest in LV Foods, L.L.C. ("LV Foods"). TSG2 and TSG2 Management owned 99% of LV Foods, which owned 50% of the outstanding common stock of La Victoria Foods, Inc. ("La Victoria"). As a result of the transactions contemplated by the Contribution and Exchange Agreement, dated June 20, 1997 (as amended, the "Contribution Agreement"), (i) TSG2 and TSG2 Management received an aggregate of 1,386,000 shares of Common Stock, (ii) Robert C. Tanklage (who is not an affiliate of any of the Reporting Persons

CUSIP No. 05266E 10 7               13D                     Page 10 of 15 Pages


and who was the owner of the remaining 50% of the shares of La Victoria) received 875,000 shares of Common Stock and (iii) La Victoria became a wholly-owned subsidiary of the Issuer. Based upon the Initial Public Offering price of $8.00 per share, the shares ofCommon Stock received by TSG2 and TSG2 Management had a value of $11,088,000 on the date that the transactions contemplated by the Contribution Agreement were consummated.

ITEM 4.  PURPOSE OF TRANSACTION.

         The Reporting Persons acquired their shares of Common Stock for investment purposes. The Reporting Persons intend to review their investment in the Issuer on a continuing basis and, depending upon the price of the Common Stock, subsequent developments affecting the Issuer, the Issuer's business and prospects, general stock market and economic conditions, tax considerations and other factors deemed relevant, may decide to increase or decrease their current investment in the Common Stock of the Issuer.

         Except as set forth in this Item 4, none of the Reporting Persons nor, to the best of each Reporting Person's knowledge, none of the executive officers or directors of such Reporting Persons, as applicable, has any plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (g) of Item 4 to Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         There were 7,186,500 shares of Common Stock issued and outstanding as of September 2, 1997, the date of the consummation of the transactions contemplated by the Contribution Agreement. The Reporting Persons are deemed to be the beneficial owners of 2,136,000 shares of Common Stock, which constitute approximately 29.7% of the total issued and outstanding shares of Common Stock at September 2, 1997.

         Upon consummation of the Initial Public Offering, Shansby Partners, L.L.C., which is an affiliate of the Reporting Persons and of which Mr. Shansby and Mr. Esserman are the only members, received a five-year warrant to acquire 350,000 shares of Common Stock at an exercise price of $8.00 (the "Warrant"). The Warrant may not be exercised until September 3, 1998 and expires on September 3, 2002.

         Except as described below, TSG2 Management has the sole power to vote or direct the vote and the sole power to dispose or to direct the disposition of all shares of Common Stock it owns. TSG2 shares the power to vote or direct the vote and the power to dispose or to direct the disposition of the shares of Common Stock it owns with TSG2 Management, its general partner. The Shansby Group and TSGI share the power to vote or direct the vote and the power to dispose or to direct the disposition of the shares of Common Stock they own with TSG Partners, their general partner. As general partners of TSG Partners, the general partner of The Shansby Group and TSGI, and as members of TSG2 Management, the general partner of TSG2, Mr. Esserman and Mr. Shansby may be deemed to have the ability to direct the voting of the shares held by The Shansby Group, TSGI, TSG2 and TSG2 Management and to direct the disposition of such shares.

         Except as described below, TSG2 Management is the only entity or person that has the right to receive or the power to direct the receipt of dividends from its shares of Common Stock or the right to receive or the power to direct the proceeds from the sale of its shares of Common Stock. TSG2 Management, the general partner of TSG2, has the right to receive and the power to direct the receipt of dividends from TSG2's shares of Common Stock and the right to receive and the power to direct the proceeds from the sale of TSG2's shares of Common Stock. TSG Partners, the general partner of The Shansby Group and TSGI, has the right to receive and the power to direct the receipt of dividends from The Shansby Group's shares of Common Stock and from TSGI's shares of Common Stock and the right to receive and the power to direct the proceeds from the sale of such shares of Common Stock. As general partners of TSG Partners, the general partner of The Shansby Group and TSGI, and as members of TSG2 Management, the general partner of TSG2, Mr. Esserman and Mr. Shansby may be deemed to have the ability to direct the receipt of dividends from the shares held by The Shansby Group, TSGI, TSG2 and TSG2 Management and to direct the proceeds from the sale of such shares.

CUSIP No. 05266E 10 7                    13D                Page 11 of 15 Pages


         During the past 60 days, TSG2 and TSG2 Management acquired shares of Common Stock in the Initial Public Offering on the date, in the amounts and at the prices set forth below:


   DATE OF PURCHASE          NUMBER OF SHARES PURCHASED          PRICE PER SHARE

  September 2, 1997             1,376,200 [By TSG2]                   $8.00

  September 2, 1997          9,800 [By TSG2 Management]               $8.00


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         The Reporting Persons each entered into lock-up agreements with the underwriters of the Initial Public Offering in which they agreed, among other things, not to sell, offer to sell, issue, distribute or otherwise dispose of any of their shares of Common Stock for a period of 180 days after August 27, 1997 without the prior written consent of Cruttenden Roth Incorporated. The lock-up agreement of The Shansby Group is incorporated herein by reference to
Exhibit 1. The lock-up agreement of TSGI is incorporated herein by reference to Exhibit 2. The lock-up agreement of TSG2 is incorporated herein by reference to Exhibit 3. The lock-up agreement of TSG2 Management is incorporated herein by reference to Exhibit 4.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         1.  Lock-up Agreement made as of August 15, 1997 by The Shansby Group.

         2.  Lock-up Agreement made as of August 15, 1997 by TSG International.

         3.  Lock-up Agreement made as of August 15, 1997 by TSG2 L.P.

         4. Lock-up Agreement made as of August 15, 1997 by TSG2 Management, L.L.C.

         5. Joint Filing Agreement, dated as of September 10, 1997, among The Shansby Group, TSG International, TSG Partners, TSG2 L.P., TSG2 Management, L.L.C., J. Gary Shansby and Charles H. Esserman.

CUSIP No. 05266E 10 7                   13D                  Page 12 of 15 Pages


SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                THE SHANSBY GROUP

                                By: TSG Partners, its general partner

   September 10, 1997           By:         /s/ CHARLES H. ESSERMAN
------------------------            --------------------------------------------
         Date                           Charles H. Esserman, general partner

                                TSG INTERNATIONAL

                                By: TSG Partners, its general partner

                                By:         /s/ CHARLES H. ESSERMAN
                                    --------------------------------------------
                                        Charles H. Esserman, general partner

                                TSG PARTNERS

                                By:         /s/ CHARLES H. ESSERMAN
                                    --------------------------------------------
                                        Charles H. Esserman, general partner

                                TSG2 L.P.

                                By: TSG2 Management, L.L.C., its general partner

                                By:         /s/ CHARLES H. ESSERMAN
                                    --------------------------------------------
                                       Charles H. Esserman, managing member

                                TSG2 Management, L.L.C.

                                By:         /s/ CHARLES H. ESSERMAN
                                    --------------------------------------------
                                       Charles H. Esserman, managing member

                                              /s/ J. GARY SHANSBY
                                ------------------------------------------------
                                                  J. Gary Shansby

                                            /s/ CHARLES H. ESSERMAN
                                ------------------------------------------------
                                                Charles H. Esserman


         The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

CUSIP No. 05266E 10 7                 13D                   Page 13 of 15 Pages


      ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE
                          FEDERAL CRIMINAL VIOLATIONS
                              (SEE 18 U.S.C. 1001)

CUSIP No. 05266E 10 7                  13D                   Page 14 of 15 Pages



                                 EXHIBIT INDEX

Exhibit
  1.                             Lock-up Agreement made as of August 15, 1997 by
                                 The Shansby Group.

  2.                             Lock-up Agreement made as of August 15, 1997 by
                                 TSG International.

  3. Lock-up Agreement made as of August 15, 1997 by TSG2 L.P.

  4. Lock-up Agreement made as of August 15, 1997 by TSG2 Management, L.L.C.

  5. Joint Filing Agreement, dated as of September 10, 1997, among The Shansby Group, TSG International, TSG Partners, TSG2 L.P., TSG2 Management, L.L.C., J. Gary Shansby and Charles H. Esserman.